EQUINE CO-OWNERSHIP AGREEMENT

This Equine Co-Ownership Agreement ("Agreement") is entered into as of the Effective Date set forth in Schedule I by and between Resolute Bloodstock, LLC d/b/a Resolute Racing ("Co-Owner") and MRH CF LLC Series La Rascasse ("MRH"). Co-Owner and MRH are collectively referred to as the "Parties" or the "Co-Ownership" and individually as a "Party". The Parties acknowledge and agree to the following facts:

A. MRH CF LLC Series La Rascasse is an individual series of MRH CF LLC, a Delaware series limited liability company, managed by Experiential Squared, Inc., a Delaware corporation. Resolute Bloodstock, LLC d/b/a Resolute Racing is a Kentucky limited liability company

B. The Parties each hold an ownership interest in the horse described in Schedule I attached hereto (the "Horse") and the Parties ownership in the Horse is in the form of a Tenancy in Common in the ownership of a Chattel. MRH and Co-Owner shall own and jointly manage the Horse pursuant to the terms and conditions set forth in this Agreement. MRH acquired its ownership interest in the Horse pursuant to that certain Purchase Agreement dated July __, 2026, which is incorporated herein by reference and made a part hereof (the "Purchase Agreement").

C. The Parties to this Agreement each have adequate experience within the Thoroughbred industry and with regard to the ownership of a Thoroughbred racing operation. Each Party has been given the equal opportunity to independently inspect the Horse and request any available veterinarian records. Each Party has a right to review information concerning the Horse and contribute opinions and strategy regarding the management of the Horse.

D. The Parties acknowledge that MRH is a Manager Managed individual Series consisting of numerous fractional investors. MRH attempts to provide these investors with certain limited privileges such as stable visits of the Horse, updates regarding the Horse's health, training and race progress, access to the winner's circle in the event Horse wins a race, access to owner's clubs at applicable tracks, and access to the stabling paddock when Horse is running in a race all to the extent allowed by the applicable track. The Parties agree to reasonably cooperate to facilitate MRH's ability to provide these limited privileges, including as set forth in this Agreement.

NOW THEREFORE, in consideration of the mutual benefits and undertakings set forth in this Agreement, the Parties agree as follows:

1. **Formation of Co-Ownership**. The business of the Co-Ownership shall be conducted under the name set forth in Schedule I of this Agreement and the Horse shall race under the Racing Silks identified in Schedule I of this Agreement. The parties acknowledge that the intent of the Co-Ownership is to race and manage the Horse through her active racing campaign and, at the appropriate time, to monetize the Horse through either a private sale or public auction, as mutually agreed by the Parties. The use of the term "Co-Ownership" to refer to the aggregate of persons owning the Horse as tenants in common pursuant to the terms and limitations of this Agreement is solely for convenience, and is not intended, and shall not be deemed to imply that such Co-Ownership constitutes a partnership, association, legal person or jural entity. FOR THE AVOIDANCE OF DOUBT, FRACTIONAL INVESTORS IN THE MRH INDIVIDUAL SERIES FOR THIS HORSE ("Shareholders") ARE NOT CO-OWNERS OR PARTIES UNDER THIS AGREEMENT.

2. **Relationship of the Parties Among Themselves**. The relationship of the Parties among themselves shall be that of tenants in common of the Horse subject to the terms and limitations herein. The Parties shall jointly manage the Horse and vote on major decisions regarding the Horse as outlined in Schedule I.

3. **Contributions and Percentage Ownership**. The Horse's respective ownership percentage and Purchase Price for MRH and the Co-Owner is reflected in Schedule I. Schedule I will specify whether the sale was pursuant to a private sale or pursuant to a public auction and whether there is a purchase agreement or bill of sale. The Parties agree to cooperate in maintaining the registration of the Horse with the Jockey Club and paying the appropriate fees in proportion to the percentage of ownership in the Horse.

4. **Warranty of Title and Indemnity**. The Parties warrant to one another that they will not encumber, hypothecate or take any action that will affect title to the Horse. Each Party further warrants and represents that there is no claim, action, suit, proceeding, arbitration, investigation or hearing or notice of hearing threatened or pending against the Party that is before any court, governmental body, administrative authority or any private arbitration tribunal that could affect in any way the Party's ownership interest in the Horse. In the event any claims or demands are made against the Horse, the Party causing the claim shall indemnify, defend and hold the other Party/Parties

harmless against such claim or demand at its sole cost and expense, including reasonable attorney's fees which may arise by reason thereof.

5. **Commissions and Taxes**. Each Party shall disclose any and all commissions paid to or received by any individual arising from the acquisition of the Horse or relating to this Agreement in any way. Each Party shall be liable and shall pay their own share of any taxes that may be due by reason of the sale and conveyance of the Horse upon the final sale of the Horse and dissolution of this Agreement.

6. **Insurance**. Each Party has their own right and responsibility to decide whether to insure (mortality or otherwise) and for what amount they will insure its ownership interest in the Horse.

7. **Ownership Privileges**. Each Party shall be entitled to full ownership privileges that are available to a partial owner of a horse. MRH shall have the ability to pass along these ownership privileges, at its discretion, to the fractional investors in MRH. With regard to merchandise, each Party is entitled to 100% of the proceeds of any merchandise sold by that Party. To the extent any of the above privileges are limited, such limitations shall be set forth in Schedule I and allocated on a pro-rata basis based on the percentage of ownership.

8. **Publicity Rights and Marketing Content**. Each Party agrees that its name, likeness and the name and likeness of the Horse may be used in marketing and commercial materials that are directly attributable to the Horse distributed by any other Party. The Parties acknowledge and agree that this constitutes a limited license and no other rights to the name, image and likeness of a Party are to be deemed granted hereunder. The license granted by the Parties pursuant to this Section may be revoked by either Party at any time, with or without cause; provided, however, that in the event of such revocation, no Party shall be required to remove or terminate any then-existing uses of the other Party's name, image or likeness. Any use of the name, image and likeness of a Party by the other Party hereunder shall be limited solely to direct marketing materials with respect to the Horse, including social posts, emails, app updates, campaign pages, owner updates, race previews, race recaps, investor communications, and advertisements relating to the Horse, and shall conform in all reasonable respects to the quality standards maintained by the Party whose name image and likeness is being used.

9. **Non-Circumvention**. The Parties to this Agreement agree that the names of MRH's Shareholders are part of a confidential customer list and trade secret. Accordingly, each Co-Owner agrees not to knowingly initiate direct or indirect contact with any of MRH's Shareholders which are actually known by such Co-Owner at the time of such contact to be an MRH Shareholder for the purpose of syndicating the Horse or other horses via micro shares unless approval to do so is granted in writing on a case-by-case basis. Each Co-Owner agrees not to undertake any transaction or series of transactions for the purpose of syndicating a horse or horses via micro shares with MRH's members without the express prior written consent of MRH, which will not be unreasonably withheld.

10. **Right of First Refusal**. If a Party elects to sell ("Selling Party") his/her/its full or partial interest in the Horse to another third-party, such Selling Party shall first offer such fractional interest to the other Party (or Parties) in equal parts ("Non-Selling Party/Parties") on the same terms and conditions as are offered to such third party (the "Offered Terms"). Non-Selling Party/Parties shall have five (5) days which to accept such offer based upon the Offered Terms. If the Non-Selling Party/Parties do not accept said offer within said period, the Selling Party shall be free to sell such fractional interest to the third-party subject to the Offered Terms. If Selling Party does not enter into an agreement with the third party on the Offered Terms and such transaction does not close within thirty (30) days, the Selling Party's right to sell an interest in the Horse to such third party shall expire and the procedure set forth in this Section shall be applicable again. It is not necessary that all Non-Selling Parties being offered the right of first refusal agree to accept the offer. It will suffice if any number of Non-Selling Parties agree to accept the offer as long as the full terms and conditions being offered to such third party are met. This Section does not apply to MRH's sale of ownership interests to MRH shareholders. Any third-party purchaser or transferee under this paragraph must execute and deliver a joinder to this Agreement in form and substance satisfactory to the remaining co-owners, pursuant to which the purchaser/transferee agrees to be bound by this Agreement. Further, in the event Co-Owner sells or transfers it ownership interest in the Filly, in whole or in part, Co-Owner shall require the purchaser or transferee to take its interest subject to MRH's Rescission Right under the Purchase Agreement, and Seller shall indemnify, defend, and hold harmless Purchaser from any and all loss, damage, claim, cause of action, or expense (including attorneys' fees) relating to same

11. **Term**. The term of this Agreement is set forth in Schedule I and shall continue until the earlier to occur of the following: i) the Termination Date (if applicable) set forth in Schedule I unless it is extended unanimously by the parties ii) the date the Horse is sold by the Co-Ownership or acquired in a claiming race or by other legal means; iii) the death of the Horse; or iv) the dissolution of the Co-Ownership pursuant to a unanimous vote.

Upon termination or dissolution of the Co-Ownership, the affairs of the Co-Ownership shall be wound up and its assets liquidated in a reasonable manner. The assets of the Co-Ownership shall be applied to the following purposes in the following order: (a) to pay or provide for all amounts owed by the Co-Ownership to creditors other than one of the Parties, including without limitation, to pay for the expenses of winding up the Co-Ownership affairs; (b) to pay or provide for payment of amounts owed to any of the Parties under this Agreement or agreements validly entered into by the Parties; and (c) the balance, if any, shall be distributed to the Parties in accordance with their respective ownership interests in the Horse. The winding up shall be conducted by the Parties. Upon making of all distributions required under this Agreement, the Parties shall execute, acknowledge, deliver and file of record all documents required to terminate the existence of the Co-Ownership under applicable law.

12. **Principal Office**. The principal office and place of business of the Co-Ownership is set forth in Schedule

13. **Subsequent Contributions**. Each Party shall be responsible for the timely payment of its pro-rata portion of all expenses incurred in connection with the Horse.

a.   Expenses include, but are not limited to the costs of board, feed, training, medications and supplements, veterinary costs, farrier costs, transportation, training, entry fees, jockey and trainer commissions, and professional fees.

b.   Nothing contained herein shall be construed as an impairment of a challenge to any expense for billing irregularities, services that were not performed correctly, defective goods, late delivered goods, or any other good cause. In the event of a refund, the Parties shall receive their pro-rata share of such refund.

c.   If any Party (the "Defaulting Party") shall fail to pay all or any part of its share of an expense when due (the "Defaulting Party's Share") and the other Party (the "Paying Party") pays the Defaulting Party's share (the "Default Payment"), the other Party shall give Defaulting Party a 15-day period (after written notice by certified mail) within which to reimburse Paying Party. At the end of the 15-day period referred to above, the ownership interests of each Party shall be adjusted pro rata to make up for the payment made by the Paying Party. In such event, the Parties shall have the Horse appraised by an independent third party appraiser. If the Parties are unable to agree on a single appraiser, each Party shall select its own appraiser and the two appraisers shall appoint a third appraiser whose appraisal of the Horse shall be deemed the fari market value of the Horse at such time. Any adjustment in the ownership shall be based on the amount of the Default Payment compared to the fair market value of the Horse at such time. The fees of the appraiser shall be paid pro rata by the Parties. If the readjustment is not adequate to compensate for the Default Payment, the Paying Party may pursue any other action permitted by law.

14. **Distributions**. Distributions shall be made in a timely manner pursuant to percentage of ownership of the Horse.

15. **Parties**. No Party shall have the power or authority to bind the Co-Ownership unless the Party has been authorized in writing by the Co-Ownership to act as an agent of the Co-Ownership. Meetings of the Parties shall be held as set forth in Schedule I.

16. [**Deadlock Resolution for Operational Major Decisions**. If the Parties are unable to reach a unanimous decision required under Schedule I with respect to an Operational Major Decision after good-faith consultation for 48 hours following written notice of the proposed decision, any Party may deliver a written deadlock notice describing the issue, the decision required, the relevant timing considerations, and the notifying Party's proposed resolution. Within 24 hours after delivery of the deadlock notice, the Parties shall confer in good faith through authorized representatives with authority to resolve the matter.

If the deadlock is not resolved through that conference, the matter shall be submitted to expedited final-offer determination before an independent neutral with substantial equine racing industry experience in Kentucky (the "Neutral"). If the Parties do not agree on the neutral within 24 hours after the conference, the Neutral shall be appointed by an agreed arbitration provider or, failing agreement on a provider, by a court of competent jurisdiction in Kentucky. The Neutral must be independent and must not have any material financial, business, employment, or personal relationship with any Party, the trainer, any veterinarian, any boarding farm, or any other service provider involved in the matter.

Each side shall submit its final proposed resolution and supporting materials within 24 hours after the Neutral is appointed. The Neutral shall select one of the submitted proposals and shall not impose a different resolution, except to conform the selected proposal to applicable law, racing rules, veterinary requirements, or the express terms of this Agreement. In making the determination, the Neutral shall consider the health, safety, and best interests of the Horse, applicable racing rules, customary Thoroughbred racing industry practices, independent veterinary recommendations, and the economic interests of all Parties, without giving dispositive effect to ownership percentage except where this Agreement expressly so provides.

For purposes of this Section, "Operational Major Decisions" means only selecting or changing the trainer, and pre-racing boarding, unless the Parties unanimously agree in writing to submit another matter to this process.

Notwithstanding the foregoing, the Neutral shall have no authority to (i) approve or compel any sale or transfer of the Horse or any ownership interest except as expressly provided in Sections 10, 17, and 18, (ii) approve entry of the Horse in a claiming race, (iii) approve gelding, breeding, or non-emergency humane destruction of the Horse, (iv) amend this Agreement, (v) alter any Party's ownership percentage, (vi) alter any Party's capital or expense obligations, (vii) encumber title to the Horse, (viii) dissolve the Co-Ownership, or (ix) waive any consent right expressly requiring unanimous approval.

This Section does not limit the authority of the person in charge of the care and custody of the Horse to make life-threatening emergency veterinary decisions when there is not sufficient time to contact the Parties, provided that notice is given to the Parties as required by Schedule I.

The deadlock process under this Section is intended to resolve operational impasses and shall not be treated as a breach claim or adversarial dispute for purposes of any prevailing-party attorneys' fees provision, unless the Neutral determines that a Party acted in bad faith or intentionally obstructed the process. Each Party shall bear its own attorneys' fees and its pro rata share of the Neutral's fees and expenses unless the Neutral determines otherwise based on bad faith.][1]

17. **Full Sale of the Horse**. The Parties understand and agree that, prior to November 1, 2027, no sale of one hundred percent (100%) of the Horse shall be approved, compelled, or completed without the mutual written consent of the Parties. On or after November 1, 2027, if either Party receives a bona fide third-party offer to purchase one hundred percent (100%) of the Horse, the Party receiving such offer shall promptly communicate the offer to the other Party in writing, including the proposed purchase price, buyer identity, and all other material terms. The Parties shall discuss the offer in good faith and determine whether to accept, reject, or make a counteroffer. If the Parties are unable to reach unanimous agreement within forty-eight (48) hours after receipt of the offer notice, and the holders of a majority in interest in the Horse desire to accept the offer, the majority interest may compel the sale of one hundred percent (100%) of the Horse, provided that the non-selling Party shall first have five (5) days from receipt of the offer notice to either exercise its right of first refusal pursuant to Section 10 or identify another buyer willing to purchase the Horse on terms that are superior to the original offer.

18. **Tag Along**. This Section applies when a Party (or Parties) is/are contemplating a partial sale of the Horse to a third party (or third parties) that represents more than 50% of the total ownership in the Horse (referred to as "Sale of Majority Interest." In the event a Sale of Majority Interest is contemplated and the minority Owner (or Owners) do not want to exercise the right of first refusal to maintain majority control of the horse, the minority Owner (or Owners) may elect to require a tag along sale. First, the potential selling Owner(s) must attempt to request that the potential buyer purchase 100% of the horse at the offered price. If that potential buyer is unwilling to purchase 100% of the horse, the horse may still be sold but the sale must be apportioned according to the percentage of Ownership. For example, if the horse is owned 80% by Mr. White and 10% by Mr. Green and 10% by Mr. Orange and a third party offers to buy only 80% of the horse, then Mr. Green and Mr. Orange are entitled to each sell 8% and Mr. White would sell 64%.

19. **Authority.** The Parties executing this Agreement warrant and represent they have full right, power and authority to enter into this Agreement.

20. **Notice**. All notices or communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and sent certified mail, return receipt requested, with postage prepaid, to the addresses set forth in Schedule I to this Agreement, or such other address or addresses as a Party shall have designated by notice to the other parties in writing. Written notice will also suffice via email if the email addresses being used are ones that are regularly utilized by the Parties for business communications. Notice will be effective on the date of actual, verifiable delivery of the Notice by one of the methods set forth above.

21. **Counterparts**. This Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one Agreement, binding on all of the Parties hereto, notwithstanding that all of the Parties are not signatory to the original or the same counterpart.

22. **Survival of Rights**. This Agreement shall be binding upon, and, as to permitted or accepted successors, transferees and assigns, inure to the benefit of the Parties hereto and their respective shareholders, officers, directors, heirs, legatees, legal representatives, successors, transferees and assigns, in all cases whether by the

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[1] Resolute Note to Draft – Deadlock Provisions remain under review.

laws of descent and distribution, merger, reverse merger, consolidation, sale of assets, other sale, operation of law or otherwise.

23. **Severability**. In the event any Section, or any sentence within any Section, is declared by a court of competent jurisdiction to be void or unenforceable and such sentence or Section shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

24. **Construction and Section Headings**. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the parties hereto. The captions of the Sections in this Agreement are for convenience only and in no way define, limit, extend or describe the scope or intent of any of the provisions hereof, shall not be deemed part of this Agreement and shall not be used in construing or interpreting this Agreement.

25. **Law.** This Agreement shall be construed according to the laws of the Commonwealth of Kentucky.

26. **Pronouns and Plurals**. Whenever the context may require, any pronoun used in this Agreement should include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

27. **Entire Agreement**. This Agreement and the exhibits hereto constitute the entire agreement of the Parties with respect to, and supersede all prior written and oral agreements, understandings and negotiations with respect to, the subject matter hereof.

28. **Waiver**. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

29. **Attorneys' Fees**. In the event of any litigation, arbitration or other dispute related to or arising as a result of or by reason of this Agreement, the prevailing Party in any such litigation, arbitration or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute from the non-prevailing Party. Attorney's fees include any incurred on appeal in any matter or for any post judgment proceeding to collect or enforce a judgment.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

RESOLUTE BLOODSTOCK, LLC d/b/a RESOLUTE RACING	MRH CF LLC SERIES LA RASCASSE
Signature: /s/ Chelsey Stone Stewart	Signature: /s/ Michael Behrens
Date: 7/8/2026	Date: 7/8/2026
By: Chelsey Stone Stewart	By: Michael Behrens
Title: CEO	Title: CEO

<p style="text-align:center">Schedule I</p>

Effective Date (Closing Date):   July 8, 2026

Owners and percentage ownership: MRH CF LLC Series La Rascasse ……………...…...……......(25)%
Resolute Bloodstock, LLC d/b/a Resolute Racing …………(75)%

Auction info (or Private Sale):   Private Sale of 25% interest

Purchase price paid by each Party: MRH CF LLC Series La Rascasse ………………...….…$625,000
Resolute Bloodstock, LLC d/b/a Resolute Racing.………..…..$N/A

Purchase Value (if different than above):

Address for each Owner:

MyRacehorse
2456 Fortune Drive Suite 110
Lexington, KY 40509

Resolute Bloodstock, LLC d/b/a Resolute Racing
1936 West Leestown Road
Midway, KY 40347

Principal Office of Co-Ownership: N/A

Horse Description:

    Registered name: La Rascasse
    Sex: Filly
    Color: Dark Bay   Markings:
    Horse's foaling date: 03/08/2023   Breed: Thoroughbred
    Registration number: Microchip# (if any):
    Passport # (if any):
    Co-Ownership Name: Resolute Racing and MyRacehorse
    Racing Silks: Alternating, however, if the horse is entered in the Breeders' Cup, racing silks
    shall be allocated to Resolute Racing.
    Trainer or Boarding Farm: Will Walden

Campaign Objectives: Coaching Club American Oaks and Alabama Stakes (subject to racing conditions and trainer recommendations).

Contingent Purchase Consideration: In addition to the Purchase Price set forth above, MRH CF LLC Series La Rascasse shall pay Resolute Bloodstock, LLC d/b/a Resolute Racing an additional $75,000 if the Horse wins a Grade 1 stakes race in the United States on dirt following the Effective Date.

The following Major Decision Rights reflect the shared governance of the Parties and are intended to ensure that all co-owners have meaningful participation in, and influence over, decisions affecting the Horse

Major Decision Rights: (U) = Unanimous Vote of the Co-Owners; (M) = Majority Vote (51%)

- • Selection of Horse: U (due diligence and selection done by each Co-Owner)
- •Training (Selecting/Changing the trainer): U
- •Pre-racing Boarding: U
- •Racing in Claiming Races (must be specifically authorized): U
- •Authorization for Humane Destruction in non-emergency situations: U
- •Surgeries and Major Medical Decisions in non-emergency situations >$5,000 : U
- •Breeding the Horse: U
- •Marketing and acquiring sponsorships: U, revenues split pro-rata
- •Selling the Horse: (See Sections 10 & 17)

Day-to-Day Activities:

It is understood and acknowledged that the Parties collectively have and will utilize their substantial race management expertise to select and oversee a trainer appropriate for the success of the Horse. The trainer is engaged by the Parties and is subject to the Major Decision Rights set forth above.

Each Party shall have the right and opportunity to actively participate in decisions relating to the Horse and is expected to exercise independent judgment with respect to such decisions. The Parties shall coordinate communications with and direction to the trainer and other service providers in furtherance of such shared management.

The trainer is tasked with ordinary training duties such as physical training, dietary needs, routine veterinary care, transportation logistics, and race and jockey recommendations, subject at all times to the oversight and direction of the Parties. Each Party may communicate with the trainer and other service providers; however, the Parties shall use reasonable efforts to coordinate such communications to ensure consistent direction.

Each Party acknowledges that it is not relying solely on the efforts, expertise, or managerial discretion of any other Party with respect to the management, performance, or value of the Horse.

The person in charge of the care and custody of the horse can also make veterinary decisions when the horse is in a life-threatening situation and there is not sufficient time to contact the Parties. It is understood that each Party shall receive notice of injuries and illnesses from the person in charge of the care and custody of the horse and is authorized to have communications with the veterinarian administering treatment.

Additional Acknowledgements/Agreements:

-Limitations on Ownership Privileges: Paddock passes on a pro-rata basis
-Termination Date or Date Horse will be sold at public auction: N/A
-Special meetings of Parties: As needed.
- Additional Purchase Terms: In addition to the Purchase Price set forth above, MRH CF LLC Series La Rascasse shall pay Resolute Bloodstock, LLC d/b/a Resolute Racing an additional $75,000 if the Horse wins a Grade 1 stakes race in the United States on dirt following the Effective Date.